SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-33033

NOTIFICATION OF LATE FILING

☐ Form 10-K     ☐ Form 11-K     ☐ Form 20-F     ☒ Form 10-Q     ☐ Form N-SAR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	hereUare, Inc.
Former name if applicable
Address of principal executive office	228 Hamilton Ave., 3rd floor
City, state and zip code	Palo Alto, CA 94301

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b.	The subject annual report, semi-annual report, transition report on Form 10-K, 11-K, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

☐	c.	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

In light of Registrant’s lean staff, and the amount of time Registrant’s management has been spending on fund raising and finalizing its Form 10-K which required amendment, Registrant fell behind in closing its books for the quarter.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Benedict Van           (650)             798-5288
(Name)                    (Area Code) (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant had negligible revenue and gross profit in the first quarter of both fiscal 2009 and 2010.  However, Registrant reduced its operating expense by approximately 45% from $419,000 to approximately $231,000.  The decrease was across the board except for salaries and payroll taxes which increased approximately $15,000 from approximately $17,500 to approximately $32,500.  This decrease in operating expenses was necessitated by Registrant’s lack of cash as Registrant raised approximately $215,000 of cash during the quarter, of which approximately $180,000 was from the sale of shares (whose issuance is pending) and approximately $35,000 was from the sale net of repayment of short term notes payable.  In addition, Registrant incurred approximately $44,000 during the first quarter of fiscal 2010 of interest expense versus none during the first fiscal quarter of fiscal 2009.  Most of this interest expense was non-cash and attributed to warrants issued in connection with some of the notes.

hereUare, Inc.
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2010

By: /s/ Benedict Van
Benedict Van, Chief Executive Officer